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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel 852 2533 3388 fax	William F. Barron* Bonnie Chan* Karen Chan† Paul K. Y. Chow*† James C. Lin*	Gerhard Radtke* Martin Rogers† Patrick S. Sinclair* Miranda So* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

December 3, 2018

Re:	Tencent Music Entertainment Group (CIK No. 0001744676) Registration Statement on Form F-1

Ms. Kathleen Krebs

Mr. William Mastrianna

Mr. Terry French

Ms. Claire Delabar

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Krebs, Mr. Mastrianna, Mr. French, and Ms. Delabar:

On behalf of our client, Tencent Music Entertainment Group, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No.1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter submitting its response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated October 5, 2018. The Staff’s comment is repeated below in bold, followed by the Company’s response to the comment. We have included the page reference in the Registration Statement where the language addressing the Staff’s comment appears. On behalf of the Company, we wish to thank you and other Staff of the Commission for your prompt response to the Company’s request for comments.

The Company respectfully advises the Staff that in the Registration Statement, it has updated disclosure relating to Tencent’s Assured Entitlement Distribution. As disclosed in the Registration Statement, the Company and Tencent have entered into an agreement (the “Share Subscription Agreement”) pursuant to which Tencent has agreed to, concurrently with, and subject to, the completion of this offering,

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Securities and Exchange Commission	2	December 3, 2018

purchase from the Company a certain number of Class A ordinary shares with an aggregate value of up to HK$250 million (US$32 million) at the public offering price per share to satisfy Tencent’s legal obligations pursuant to the Listing Rules of the Hong Kong Stock Exchange to distribute such shares to its eligible shareholders. The Company further respectfully advises the Staff that Tencent intends to effect the Assured Entitlement Distribution by providing a “distribution in specie,” or distribution of the ADSs in kind, to its non-U.S. shareholders who are not affiliates of the Company in the form of ADSs in offshore transactions. The Company (i) has included references to the Assured Entitlement Distribution in the cover page, the Summary, Use of Proceeds, and Dilution sections in the prospectus and (ii) has taken into account the effect of Tencent’s subscription of the Company’s Class A ordinary shares in the calculation of various offering-related metrics, including the total amount of proceeds, as well as the total number of outstanding Class A ordinary shares and ADSs and the percentage of Tencent’s beneficial ownership post-IPO. The Company believes that such disclosure is necessary for potential investors to accurately assess the dilutive effect on their investments in the Company.

In addition, in response to Question No. 19 in the Staff’s comment letter dated August 2, 2018, the Company confirms that it will not use any proceeds from this offering to pay for or facilitate Tencent’s Assured Entitlement Distribution. In addition, pursuant to the terms of the Share Subscription Agreement which is filed as an exhibit to the Registration Statement, each of Tencent and the Company will bear its own costs and expenses in connection with the transactions contemplated under the Share Subscription Agreement. The Company will not absorb any of the costs associated with Tencent’s distribution to its eligible shareholders (which is expected to take place after the completion of this offering), including professional fees and the actual cost of the anticipated cash distributions.

To facilitate your review, we have separately delivered to you four courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on October 2, 2018, and two courtesy copies of the as-filed exhibits.

The Company currently plans on (i) commencing the road show of the offering on December 4, 2018, and (ii) requesting that the Staff declare the effectiveness of the Registration Statement on or about December 11, 2018. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

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Securities and Exchange Commission	3	December 3, 2018

Use of Proceeds, page 71

1.

We note your response to our prior comment 2 and your new disclosure regarding capital contributions. Please revise your Use of Proceeds disclosure and provide the following information regarding loans that you could make to your PRC entities: Either (1) quantify the total amount of net proceeds that currently would be available for investment in your PRC operations via loans; or (2) disclose that all of the net proceeds from this offering currently would be available for use in PRC operations via loans.

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Registration Statement to quantify the total amount of net proceeds that currently would be available for investment in our PRC operations via loans.

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Securities and Exchange Commission	4	December 3, 2018

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or James C. Lin at +852 2533-3368 (james.lin@davispolk.com).

Thank you for your time and attention.

Yours sincerely,
/s/ Li He
Li He

cc:	Mr. Cussion Kar Shun Pang, Chief Executive Officer
Ms. Min Hu, Chief Financial Officer
Mr. Cheuk Tung Tony Yip, Chief Strategy Officer
Tencent Music Entertainment Group

Ms. Z. Julie Gao, Esq., Partner
Mr. Will H. Cai, Esq., Partner
Skadden, Arps, Slate, Meagher & Flom LLP

Ms. Shirley Yeung, Partner
PricewaterhouseCoopers Zhong Tian LLP